FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For February 22, 2024

Commission File Number: 001-33900

DESWELL INDUSTRIES, INC.

(Registrant’s name in English)

10B Edificio Associacao Industrial de Macau

32-36 Rua do Comandante Mata e Oliveira

Macau

Special Administrative Region, PRC

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐

ANNUAL MEETING OF SHAREHOLDERS

Deswell Industries, Inc., a British Virgin Islands corporation (“Deswell” or the “Company”), held its Annual Meeting of Shareholders at 10:00 a.m., local time, on February 6, 2024, at RM-516-517 Hong Leong Industrial Complex, 4 Wang Kwong Road, Kowloon Bay, Kowloon, HONG KONG, for the following purposes:

1.       To elect five (5) members of the Board of Directors to service for the ensuing year;

2.       To ratify the selection of BDO China Shu Lun Pan Certified Public Accountants LLP as the independent registered public accountants of the Company for the year ending March 31, 2024.

Only holders of no par value shares of record at the close of business on December 13, 2023, were entitled to notice of and to vote at the Annual Meeting.

RESULTS OF THE ANNUAL MEETING OF SHAREHOLDERS

On February 6, 2024, the Company's Annual Meeting of Shareholders was held at RM-516-517 Hong Leong Industrial Complex, 4 Wang Kwong Road, Kowloon Bay, Kowloon, HONG KONG. The results of the Annual Meeting were as follows:

1.	The following five (5) persons were elected to serve as directors of the Company for the ensuing year: Chin Pang Li, Wai Ming Lau, Hung-Hum Leung, Allen Yau-Nam Cham and Wing-Ki Hui;

2.	BDO China Shu Lun Pan Certified Public Accountants LLP was ratified as the independent registered public accountants of the Company for the year ending March 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of Deswell Industries, Inc.
by

Edward So Kin Chung,
Chief Executive Officer

Date: February 22, 2024